Exhibit 99.1

Alithya reports double-digit growth in revenues and continued margin expansion
Q2-2026 Highlights
•Revenues increased 11.5% to $124.3 million, compared to $111.5 million for the same quarter last year. 79.8% of revenues were generated from clients which we had in the same quarter last year.
•Gross margin increased 25.5% to $42.8 million, compared to $34.1 million for the same quarter last year. Gross Margin as a Percentage of Revenues(1) increased to 34.4%, compared to 30.6% for the same quarter last year.
•Net loss increased to $31.0 million, due to an impairment charge of $38.0 million, or $0.32 per share, compared to $0.3 million, or $0.00 per share, for the same quarter last year.
•Adjusted Net Earnings(2) increased by $4.2 million, or 80.0%, to $9.5 million, from $5.3 million for the same quarter last year. This translated into Adjusted Net Earnings per Share of $0.10, compared to $0.05 for the same quarter last year.
•Adjusted EBITDA(2) increased by $3.5 million, or 37.5%, to $12.8 million, for an Adjusted EBITDA Margin of 10.3% of revenues, compared to $9.3 million, for an Adjusted EBITDA Margin of 8.3% of revenues, for the same quarter last year.
•Net cash from operating activities was $1.1 million, representing a decrease of $1.9 million, compared to $3.0 million for the same quarter last year.
•Q2 Bookings(1) reached $90.9 million, which translated into a Book-to-Bill Ratio(1) of 0.73 for the quarter. The Book-to-Bill Ratio would have been 0.80 if revenues from the two long-term contracts signed as part of an acquisition in the first quarter of fiscal year 2022 were excluded. Backlog(1) represented approximately 15 months of trailing twelve-month revenues as at September 30, 2025.

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MONTREAL, CANADA (November 14, 2025) – Alithya Group inc. (TSX: ALYA) (“Alithya” or the “Company”) reported today its results for the second quarter of fiscal 2026 ended September 30, 2025. All amounts are in Canadian dollars unless otherwise stated.
Summary of the financial results for the second quarter:

Financial Highlights (in thousands of $, except for margin percentages)	F2026-Q2	F2025-Q2
Revenues	124,292	111,514
Gross Margin	42,780	34,128
Gross Margin as a percentage of revenues (%)(1)	34.4%	30.6%
Selling, general and administrative expenses	31,296	25,869
Selling, general and administrative expenses (%)(1)	25.2%	23.2%
Net Loss	(30,961)	(270)
Basic and Diluted Loss per Share	(0.32)	0.00
Adjusted Net Earnings(2)	9,467	5,260
Adjusted Net Earnings per Share(2)	0.10	0.05
Adjusted EBITDA(2)	12,788	9,298
Adjusted EBITDA Margin (%)(2)	10.3%	8.3%
(1)    These are other financial measures without a standardized definition under IFRS, which may not be comparable to similar measures used by other issuers. See "Non-IFRS and Other Financial Measures" below.
(2)    These are non-IFRS financial measures without a standardized definition under IFRS, which may not be comparable to similar measures used by other issuers. More information and quantitative reconciliations of Adjusted Net Earnings and Adjusted EBITDA to the most directly comparable IFRS measures are presented below under the caption “Non-IFRS and Other Financial Measures”. “Adjusted EBITDA Margin” refers to the percentage of total revenue that Adjusted EBITDA represents for a given period.
Quote by Paul Raymond, President and CEO, Alithya:
“The Alithya team has once again demonstrated the power of our model. Our focus on value creation for our clients and our execution against this plan is showing in our results. We are showing ourselves as a force in the industry, growing steadily and moving up the value chain. For our investors, this is reflected in a double digit, year-over-year, growth in our margins and our revenues. While our industry is challenged by current market conditions, our expanded capabilities, achieved through recent acquisitions and the integration of our partners’ latest technologies, are enabling us to work on larger, higher-value, mission critical projects that are an essential backbone to the AI transformation."

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Second Quarter Results
Revenues
Revenues amounted to $124.3 million for the three months ended September 30, 2025, representing an increase of $12.8 million, or 11.5%, from $111.5 million for the three months ended September 30, 2024.
Revenues in Canada decreased by $4.4 million, or 7.4%, to $55.2 million for the three months ended September 30, 2025, from $59.6 million for the three months ended September 30, 2024. The decrease in revenues was due primarily to reduced revenues from government contracts and certain client projects reaching maturity, partially offset by revenues from the acquisition of XRM Vision Inc. and its subsidiaries on December 1, 2024 (“XRM Vision”), higher billing rates, and a continued recovery in the banking sector.
U.S. revenues increased by $16.3 million, or 34.8%, to $63.1 million for the three months ended September 30, 2025, from $46.8 million for the three months ended September 30, 2024, due primarily to organic growth in enterprise transformation services, higher billing rates in certain areas of the business, revenues from the acquisition of eVerge Interests, Inc. and its subsidiaries on May 31, 2025 ("eVerge"), and a favorable US$ exchange rate impact of $0.6 million between the two periods.
International revenues increased by $0.8 million, or 15.7%, to $5.9 million for the three months ended September 30, 2025, from $5.1 million for the three months ended September 30, 2024. The increase in revenues was primarily due to organic growth in enterprise transformation services.
During the quarter, 22 new clients were signed.
Gross Margin
Gross margin increased by $8.7 million, or 25.5%, to $42.8 million for the three months ended September 30, 2025, from $34.1 million for the three months ended September 30, 2024. Gross margin as a percentage of revenues increased to 34.4% for the three months ended September 30, 2025, from 30.6% for the three months ended September 30, 2024.
In Canada, gross margin as a percentage of revenues increased compared to the same quarter last year, mainly due to a positive margin contribution from XRM Vision, higher hourly billing rates, as a result of providing a greater proportion of higher-value services, a proportionally larger decrease in the use of subcontractors compared to permanent employees, and a slight increase in utilization rates.
In the U.S., gross margin as a percentage of revenues increased compared to the same quarter last year, primarily due to increased utilization rates, the increased use of our smart shoring capabilities, and higher billing rates.
International gross margin as a percentage of revenues decreased compared to the same quarter last year, mainly due to one client project coming to maturity, which historically had a higher gross margin.

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Selling, General and Administrative Expenses
Selling, general and administrative expenses totaled $31.3 million for the three months ended September 30, 2025, representing an increase of $5.4 million, or 20.8%, from $25.9 million for the three months ended September 30, 2024, including $2.7 million of expenses related to XRM Vision and eVerge. Selling, general and administrative expenses as a percentage of revenues amounted to 25.2% for the three months ended September 30, 2025, compared to 23.2% for the same period last year. The increase in selling, general and administrative expenses was mainly due to expenses from XRM Vision and eVerge, increased employee compensation costs, mainly stemming from variable compensation, and increased professional fees and share-based compensation, partially offset by decreased information technology and communications costs and business development costs.
Net Loss
Net loss for the three months ended September 30, 2025 was $31.0 million, representing an increase of $30.7 million, from $0.3 million for the three months ended September 30, 2024. The increase was due primarily to the $38.0 million impairment of goodwill and intangibles, increased selling, general and administrative expenses, including $2.7 million of expenses related to XRM Vision and eVerge, increased amortization of intangibles, and increased net financial expenses, partially offset by increased gross margin, driven by higher revenues and positive contributions from the acquisitions of XRM Vision and eVerge, decreased business acquisition, integration and reorganization costs, due primarily to the $4.4 million gain from a change in fair value of contingent consideration related to the XRM Acquisition, decreased depreciation, increased foreign exchange gain, and decreased income tax expense for the three months ended September 30, 2025, compared to the three months ended September 30, 2024. On a per share basis, this translated into a basic and diluted loss per share of $0.32 for the three months ended September 30, 2025, compared to $0.00 per share for the three months ended September 30, 2024.
Adjusted Net Earnings
Adjusted Net Earnings amounted to $9.5 million for the three months ended September 30, 2025, representing an increase of $4.2 million, or 80.0%, from $5.3 million for the three months ended September 30, 2024. As explained above, the increase was primarily due to increased gross margin, driven by higher revenues and positive contributions from the acquisitions of XRM Vision and eVerge, decreased depreciation of property and equipment, increased foreign exchange gain, and decreased income tax expense, partially offset by, increased selling, general and administrative expenses, including $2.7 million of expenses related to XRM Vision and eVerge, and increased net financial expenses. This translated into Adjusted Net Earnings per Share of $0.10 for the three months ended September 30, 2025, compared to $0.05 for the three months ended September 30, 2024.
Adjusted EBITDA
Adjusted EBITDA amounted to $12.8 million for the three months ended September 30, 2025, representing an increase of $3.5 million, or 37.5%, from $9.3 million for the three months ended September 30, 2024. As explained above, the increase was due primarily to increased gross margin, driven by higher revenues and positive contributions from the acquisitions of XRM Vision and eVerge,
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partially offset by increased selling, general and administrative expenses. Adjusted EBITDA Margin was 10.3% for the three months ended September 30, 2025, compared to 8.3% for the three months ended September 30, 2024.
Bookings
Bookings amounted to $90.9 million, which translated into a Book-to-Bill Ratio of 0.73 for the quarter, compared to $84.0 million, which translated into a Book-to-Bill Ratio of 0.75, for the same quarter last year. Bookings for the trailing twelve months amounted to $447.5 million as at September 30, 2025, which translated into a Book-to-Bill ratio of 0.91.
If revenues from the two long-term contracts signed as part of an acquisition in the first quarter of fiscal year 2022 were excluded, the Book-to-Bill ratio would be 0.80, compared to 0.85 for the same quarter last year. For the trailing twelve months as at September 30, 2025, the Book-to-Bill ratio, excluding revenues from the two long-term contracts, would be 1.01.
Liquidity and Capital Resources
For the three months ended September 30, 2025, net cash from operating activities was $1.1 million, representing a decrease of $1.9 million, from $3.0 million for the three months ended September 30, 2024. The net cash from operating activities for the three months ended September 30, 2025, after adding back the impairment of goodwill and intangible of $38.0 million to the net loss of $31.0 million, resulted primarily from other non-cash adjustments and of net financial expenses, offset by $10.6 million in unfavorable changes in non-cash working capital items.
Unfavorable changes in non-cash working capital items of $10.6 million during the three months ended September 30, 2025 were due mainly to the timing of payments, collections, and invoicing and consisted primarily of a $4.2 million increase in accounts receivable and other receivables, a $4.8 million decrease in accounts payable and accrued liabilities, a $2.5 million increase in unbilled revenues, and a $1.6 million increase in tax credits receivable, partially offset by a $2.1 million increase in deferred revenues, a $0.3 million decrease in prepaids and a $0.1 million decrease in other assets.
As at September 30, 2025, drawings on the Credit Facility amounted to $102.3 million, and the availability of additional capital resources of Alithya amounted to $108.3 million, consisting of cash and availability under its credit facilities, including the accordion provision. Management believes that the Company is well positioned to sustain its operations while maintaining adequate levels of liquidity.
Six-Months Results
Revenues amounted to $248.5 million for the six months ended September 30, 2025, representing an increase of $16.1 million, or 6.9%, from $232.4 million for the six months ended September 30, 2024. Gross margin increased by $9.9 million, or 13.6%, to $82.6 million for the six months ended September 30, 2025, from $72.7 million for the six months ended September 30, 2024. Gross margin as a percentage of revenues increased to 33.2% for the six months ended September 30, 2025, from 31.3% for the six months ended September 30, 2024. Selling, general and administrative expenses totaled $61.9 million for the six months ended September 30, 2025, representing an increase of $4.4 million, or 7.7%, from $57.5 million for the six months ended September 30, 2024, including $4.4
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million of expenses from XRM Vision and eVerge, since its acquisition on May 31, 2025. Selling, general and administrative expenses as a percentage of revenues amounted to 24.9% for the six months ended September 30, 2025, compared to 24.8% for the same period last year. Adjusted EBITDA amounted to $24.4 million for the six months ended September 30, 2025, representing an increase of $5.0 million, or 26.1%, from $19.4 million for the six months ended September 30, 2024. Adjusted EBITDA Margin was 9.8% for the six months ended September 30, 2025, compared to 8.3% for the six months ended September 30, 2024. Net loss for the six months ended September 30, 2025 was $30.8 million, due to an impairment charge of $38.0 million, representing an increase of $27.8 million, from $3.0 million for the six months ended September 30, 2024. On a per share basis, this translated into a basic and diluted loss per share of $0.31 for the six months ended September 30, 2025, compared to $0.03 per share for the six months ended September 30, 2024. Adjusted Net Earnings amounted to $16.0 million for the six months ended September 30, 2025, representing an increase of $5.8 million, or 56.6%, from $10.2 million for the six months ended September 30, 2024.

Normal Course Issuer Bid Program ("NCIB")
On September 9, 2025, the Company’s Board of Directors authorized and subsequently the TSX approved the implementation of a NCIB. Under the NCIB, the Company is allowed to purchase for cancellation up to 5,939,183 Subordinate Voting Shares, representing 10% of the Company’s public float as of the close of markets on September 2, 2025.
The NCIB plan commenced on September 12, 2025 and will end on the earlier of September 11, 2026 and the date on which the Company will have acquired the maximum number of Subordinate Voting Shares allowable under the NCIB or will otherwise have decided not to make any further purchases. All purchases of Subordinate Voting Shares are made by means of open market transactions at their market price at the time of acquisition. Concurrently, the Company entered into an automatic share purchase plan (“ASPP”) with a designated broker in connection with its NCIB. The ASPP allows for the designated broker to purchase for cancellation Subordinate Voting Shares, on behalf of the Company, subject to certain trading parameters established, from time to time, by the Company.
Forward-Looking Statements
This press release contains statements that may constitute “forward-looking information” or "forward-looking statements" within the meaning of applicable Canadian securities laws and the U.S. Private Securities Litigation Reform Act of 1995 and other applicable U.S. safe harbours (collectively “forward-looking statements”). Statements that do not exclusively relate to historical facts, as well as statements relating to management’s expectations regarding the future growth, results of operations, performance and business prospects of Alithya, and other information related to Alithya’s business strategy and future plans or which refer to the characterizations of future events or circumstances represent forward-looking statements. Such statements often contain the words “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “could,” “would,” “will,” “may,” “can,” “continue,” “potential,” “should,” “project,” “target,” and similar expressions and variations thereof, although not all forward-looking statements contain these identifying words.
Forward-looking statements in this press release include, among other things, information or statements about: (i) our ability to generate sufficient earnings to support our operations; (ii) our ability to take
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advantage of business opportunities and meet our goals set in our three-year strategic plan; (iii) our ability to maintain and develop our business, including by broadening the scope of our service offerings, by leveraging artificial intelligence ("AI"), our geographic presence and our smart shore capabilities, our expertise, and our integrated offerings, and by entering into new contracts and penetrating new markets; (iv) our strategy, future operations, and prospects, including our expectations regarding future revenue resulting from bookings and backlog and providing stakeholders with long-term growing return on investment; (v) our ability to service our debt and raise additional capital; (vi) our estimates regarding our financial performance, including our revenues, profitability, costs and expenses, gross margins, liquidity, capital resources, and capital expenditures; (vii) our ability to identify suitable acquisition targets and realize the expected synergies or cost savings relating to the integration of acquired entities, and (viii) our ability to balance, meet and exceed the needs of our stakeholders.
Forward-looking statements are presented for the sole purpose of assisting investors and others in understanding Alithya’s objectives, strategies and business outlook as well as its anticipated operating environment and may not be appropriate for other purposes. Although management believes the expectations reflected in Alithya’s forward-looking statements were reasonable as at the date they were made, forward-looking statements are based on the opinions, assumptions and estimates of management and, as such, are subject to a variety of risks and uncertainties and other factors, many of which are beyond Alithya’s control, and which could cause actual events or results to differ materially from those expressed or implied in such statements. Such risks and uncertainties include but are not limited to those discussed in the section titled “Risks and Uncertainties” of Alithya's Management Discussion and Analysis ("MD&A") for the year ended March 31, 2025, as well as in Alithya’s other materials made public, including documents filed with Canadian and U.S. securities regulatory authorities from time to time and which are available on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov. Additional risks and uncertainties not currently known to Alithya or that Alithya currently deems to be immaterial could also have a material adverse effect on its financial position, financial performance, cash flows, business or reputation.
Forward-looking statements contained in this press release are qualified by these cautionary statements and are made only as of the date of this press release. Alithya expressly disclaims any obligation to update or alter any forward-looking statements, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by applicable law. Investors are cautioned not to place undue reliance on forward-looking statements since actual results may vary materially from them.
Non-IFRS and Other Financial Measures
This press release includes certain measures which have not been prepared in accordance with IFRS and other financial measures. Adjusted Net Earnings, Adjusted Net Earnings per Share, EBITDA, EBITDA Margin, Adjusted EBITDA and Adjusted EBITDA Margin are non-IFRS measures and Bookings, Book-to-Bill Ratio, Backlog, Gross Margin as a Percentage of Revenues and Selling, General and Administrative Expenses as a Percentage of Revenues are other financial measures used in this press release. These measures are provided as additional information to complement IFRS measures by providing further understanding of Alithya's results of operations from management's perspective. They do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. They should be considered as supplemental in nature and not
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as a substitute for the related financial information prepared in accordance with IFRS. They are used to provide investors with additional insight into Alithya's operating performance and thus highlight trends in Alithya's business that may not otherwise be apparent when relying solely on IFRS measures. Additional details for these non-IFRS and other financial measures can be found in section 5, “Non-IFRS and Other Financial Measures”, of Alithya’s MD&A for the quarter ended September 30, 2025, filed on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov, which includes explanations of the composition and usefulness of these non-IFRS financial measures and non-IFRS ratios and is incorporated by reference in this press release.
The following table reconciles net loss to Adjusted Net Earnings:

	For the three months ended September 30,		For the six months ended September 30,
(in $ thousands)	2025	2024	2025	2024
	$	$	$	$
Net loss	(30,961)	(270)	(30,776)	(3,032)
Business acquisition, integration and reorganization costs (recovery)	(3,885)	549	(1,838)	1,332
Amortization of intangibles	5,317	4,635	10,272	9,279
Share-based compensation	1,304	1,039	3,676	2,724
Impairment of goodwill and intangibles	38,028	—	38,028	—
Loss on disposal of property and equipment and right-of-use assets and loss on lease termination	—	—	37	—
Severance	—	—	—	1,502
Income tax related to deferred tax asset recognized on purchase price allocation	—	—	(1,948)	—
Effect of income tax related to above items	(336)	(693)	(1,465)	(1,599)
Adjusted Net Earnings (1)	9,467	5,260	15,986	10,206
Basic and diluted loss per share	(0.32)	(0.00)	(0.31)	(0.03)
Adjusted Net Earnings per Share (1)	0.10	0.05	0.16	0.11

(1) Non-IFRS measure. See section 5 titled “Non-IFRS and Other Financial Measures” of Alithya’s MD&A for the three months ended September 30, 2025, filed on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.
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The following table reconciles net loss to EBITDA and Adjusted EBITDA:

	For the three months ended September 30,		For the six months ended September 30,
(in $ thousands)	2025	2024	2025	2024
	$	$	$	$
Revenues	124,292	111,514	248,450	232,389
Net loss	(30,961)	(270)	(30,776)	(3,032)
Net financial expenses	2,126	1,502	4,966	3,874
Income tax expense (recovery)	350	482	(2,688)	1,238
Depreciation	978	1,102	2,043	2,197
Amortization of intangibles	5,317	4,635	10,272	9,279
EBITDA (1)	(22,190)	7,451	(16,183)	13,556
EBITDA Margin (1)	(17.9)%	6.7%	(6.5)%	5.8%
Adjusted for:
Foreign exchange (gain) loss	(469)	259	697	242
Share-based compensation	1,304	1,039	3,676	2,724
Business acquisition, integration and reorganization costs (recovery)	(3,885)	549	(1,838)	1,332
Impairment of goodwill and intangibles	38,028	—	38,028	—
Loss on disposal of property and equipment and intangible	—	—	37	—
Severance	—	—	—	1,502
Adjusted EBITDA (1)	12,788	9,298	24,417	19,356
Adjusted EBITDA Margin (1)	10.3%	8.3%	9.8%	8.3%

(1) Non-IFRS measure. See section 5 titled “Non-IFRS and Other Financial Measures” of Alithya’s MD&A for the three months ended September 30, 2025, filed on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.
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Second Quarter Conference Call
Alithya will hold a conference call to discuss these results on November 14, 2025, at 9:00 a.m. Eastern Time. Interested parties can join the call by dialing 1-800-990-4777, or via webcast at https://app.webinar.net/7kR4Y12zQOZ. A replay will be made available until November 21, 2025 (conference replay information: 1-888-660-6345, 54485#).
About Alithya
We are trusted advisors who leverage AI and the latest technologies in our strategic consulting and digital transformation services. We help solve business challenges that enable our clients to unlock new opportunities, modernize processes and gain efficiencies. We leverage a world-class team of passionate industry experts, AI-based IP solutions, the latest digital technologies, a solid understanding of mission critical business applications and a partner ecosystem to accelerate results. We've built a foundation of success that includes a specialized global delivery network to provide end-to-end solutions.
We strive to make a difference. We are Alithya.
Source:
Alithya Investor Relations
investorrelations@alithya.com
Alithya Media Relations
media@alithya.com
Note to readers: Management’s Discussion and Analysis and the interim condensed consolidated financial statements and notes for the three and six months ended September 30, 2025 are available on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov and on the Company’s website at www.alithya.com. Shareholders may, upon request, receive a hard copy of these documents free of charge.
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